SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2002

Riverdeep Group plc
(Registrant's name)

8th Floor, Apollo House
Tara Street
Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

On June 25, 2002 the Registrant issued a press release, entitled: "Riverdeep and BAM! Entertainment Announce Partnership to Deliver the Legendary Carmen Sandiego to the Gaming World."

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERDEEP GROUP PLC

Date June 25, 2002

By: ....
Name:
Title

FOR IMMEDIATE RELEASE

Press Contacts:

Debbie Galdin
Riverdeep, Inc.
510.713.6081
dgaldin@riverdeep.net

Susan Kramer
BAM! Entertainment, Inc.
408.298.7500 x313
skramer@bam4fun.com

Riverdeep and BAM! Entertainment Announce Partnership to Deliver the Legendary Carmen Sandiego to the Gaming World

CAMBRIDGE, MA – June 25, 2002 – Riverdeep, Inc. (NASDAQ: RVDP) and BAM! Entertainment (NASDAQ: BFUN) today announced they have entered into an exclusive agreement to extend the award-winning Carmen Sandiego brand to the video game market. Riverdeep acquired the education assets of The Learning Company, including Carmen Sandiego, in September 2001.

The first Carmen Sandiego video games are scheduled to be in stores for the 2003 holiday season.

In 1985 *Where in the World Is Carmen Sandiego?* exploded on the software scene. The Carmen Sandiego software series became a huge success, selling more than 6 million units and winning more than 120 awards and accolades. Five years later, *Where in the World Is Carmen Sandiego* debuted on television. Once rated as the #1 show on PBS for kids ages six to eleven, *Carmen Sandiego* earned six Emmy awards and went on to appear in an animated series on the Fox network. *Where in the World Is Carmen Sandiego* became the first Saturday morning children's show to win the "Outstanding Animated Program" Emmy. In addition to computer software and television, Carmen Sandiego can be seen in animated videos and at planetarium shows. Its popular theme song is played in symphonies nationwide.

"We are excited to team up with BAM! to bring Carmen Sandiego to the video gaming world," said Eric Stone, Riverdeep's executive vice president and general manager for Learning Company products. "Her mysterious and clever nature has intrigued kids for many years," continued Stone. "She's not an evil villain, but she is certainly a prankster, and a character we feel will transfer very well to gaming platforms as she leads kids on a chase around the globe."

"BAM! is constantly looking for new ways to deliver solid content to the expanding, all-ages gaming audience, and Carmen Sandiego is a natural fit," said Bernard Stolar, president and chief operating officer of BAM! Entertainment. "Carmen Sandiego is a well-established brand, standing the test of time and various line extensions beyond her PC roots. I believe it is the perfect property to bring to gaming consoles and a new generation of players."

About Riverdeep, Inc.

Riverdeep provides highly motivating, dynamic, curriculum-based Internet and CD-ROM learning experiences for the K-12 market. Riverdeep's products feature interactive problem-solving approaches and real-world applications that contribute to the depth of conceptual understanding. The Company also offers extensive online tools; support and professional development offerings via riverdeep.net, helping educators integrate technology with curriculum and to assess and improve student performance. Riverdeep's science, math and language arts learning activities are correlated to national and state curriculum standards. These award-winning products including Riverdeep's Destination Math, Destination Reading, Science Explorer, Science Gateways, and Tangible MATH, are accessible via riverdeep.net and are available on CD-ROM for all major operating platforms. Recent additions to Riverdeep's product offerings include EdVantage's language arts courses, Edmark's early learning software and The Learning Company's offerings which include Reader Rabbit, Carmen Sandiego, ClueFinders, and Oregon Trail.

Riverdeep was founded in 1995 and is headquartered in Dublin, Ireland, with U.S. headquarters in Cambridge, Massachusetts. For more information, write to Riverdeep, 125 CambridgePark Drive, Cambridge, Massachusetts, 02140; call toll free to 800-564-2587; visit www.riverdeep.net; or send a note to **info@riverdeep.net**.

About BAM! Entertainment, Inc.
Founded in 1999 and based in San Jose, California, BAM! Entertainment, Inc., is a developer, publisher, and marketer of interactive entertainment software in North America and Europe. The company develops, obtains, or licenses properties from a wide variety of sources, including global entertainment and media companies, and publishes software for video game systems, wireless devices, and personal computers. The company's common stock is publicly traded on NASDAQ under the symbol BFUN. For additional information about BAM! and its products, please visit www.bam4fun.com.

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